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                               HX INVESTORS, L.P.
                             100 JERICHO QUADRANGLE
                                    SUITE 214
                            NEW YORK, NEW YORK 11753

                                                                   July 29, 2002

To our Fellow Stockholders:

     In connection with our offer to purchase up to 251,785 shares of common stock, par value $0.01 per share, in Shelbourne Properties I, Inc. (the "Company"), at a price of $53.00 per share, we would like to highlight and clarify certain information for your consideration:

     o If you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. You may, however, be required to pay other fees in respect of shares held in custodial or other beneficiary accounts.

     o If the number of shares validly tendered prior to the expiration date exceeds 251,785, we will accept for payment shares so tendered as nearly as may be pro rata, disregarding fractions, according to the number of shares tendered by each holder during the period the offer remains open. We will not pay for any shares tendered until after the final proration factor has been determined.

     o Based on the current number of stockholders and the distribution of shares among those stockholders, we believe that it is unlikely that the consummation of the offer or the implementation of the Plan of Liquidation would result in a reduction in the number of stockholders to less than 300, which would allow the Company to terminate its status as a public reporting company. We have no intention of seeking to change the Company's status as a public reporting company.

     o An affiliate of HX Investors, L.P. provides administrative and property management services for an affiliate of Northstar Capital Investment Company, for which it receives administrative fees and management fees. W. Edward Scheetz is a member of the board of directors of the Company and a member of the board of directors and an officer of Northstar Capital Investment Company.

     o Neither HX Investors, L.P., Northstar Capital Investment Company, nor any of their affiliates, will purchase any property or assets from the Company in connection with the Plan of Liquidation.

     o The Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc., are parties to a Purchase and Contribution Agreement, dated February 14, 2002, with affiliates of Northstar Capital Investment Company, which provides for tax indemnification payments under certain circumstances. The combined potential obligations of the Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. are currently approximately $18 million, which obligations reduce at a quarterly rate of approximately $1 million until they are fully eliminated in March 2007. We do not believe that the tax indemnification payments will be triggered by the consummation of the offer or the initiation of the Plan of Liquidation. A complete copy of the Purchase and Contribution Agreement is attached as Exhibit 99.1 to the Company's Form 8-K filed

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          with the Securities and Exchange Commission on February 14, 2002 and
          is available at the Securities and Exchange Commission's website at www.sec.gov.

     o As described in our Offer to Purchase dated July 5, 2002, if the Plan of Liquidation is approved by stockholders, we may be entitled to certain compensation based on proceeds actually distributed to stockholders. If the Plan of Liquidation is adopted, this compensation will be 25% of the amount of proceeds actually distributed in excess of (i) $59.00 per share plus (ii) a return to stockholders on the undistributed portion of $59.00 per share compounded quarterly (the sum of (i) and (ii) being referred to herein as the "Recoupment"). No such compensation will be paid to HX Investors, L.P. except upon the occurrence of Recoupment and only in such event from future distributions. Proceeds available for distribution to stockholders generally result from: (i) the proceeds realized upon the sale or refinancing of assets by the Company plus (ii) the realization of any claims or rights the Company may have plus (iii) the distribution of the cash reserves; less the payment by the Company of all of its obligations, costs and expenses, including, without limitation, mortgage obligations, other debt obligations, real estate closing costs, liquidation costs and tax indemnification payments, if any.

     o We have agreed not to cause the Company to take any action that would cause it to fail to qualify for taxation as a REIT. Therefore, the payment referred to above will be structured so that it does not jeopardize the REIT status of the Company.

     o Carl C. Icahn today issued a press release which stated that an affiliate of Mr. Icahn will commence legal actions challenging the legality of the tender offers made by HX Investors, L.P. for the common stock of the Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. Based upon our understanding of the allegations that are expected to be made in such a lawsuit, HX Investors, L.P. believes that such allegations are without merit and will defend such lawsuit vigorously. The press release also stated that Mr. Icahn's related companies and certain outside investors are "prepared to initiate competing tender offers" at prices of approximately 10% above the prices offered by HX Investors, L.P., provided that certain terms and conditions are met. No such tender offers have been initiated.

     o This tender offer is being made as part of the Settlement Agreement between the Company and HX Investors, L.P. that was entered into in connection with a lawsuit brought by HX Investors, L.P. and 93 other plaintiff stockholders demanding that the Company acknowledge that the proper size of the Company's board of directors was nine and not four and that all nine board seats were up for election at the Company's 2002 annual meeting of stockholders. Of the settlement proposals discussed by HX Investors, L.P. and the Company, the terms of the Settlement Agreement were the only terms that were acceptable to both HX Investors, L.P. and the Company's board of directors.

     We hope that this information is helpful to you in making a decision whether to tender your shares. In order for you to have an adequate opportunity to evaluate the information in this letter, HX Investors, L.P. has extended the expiration of the tender offer from 12:00 Midnight, E.S.T., on August 2, 2002, to 12:00 Midnight, E.S.T., on August 5, 2002, unless further extended.

     For additional information, please contact MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).

                                                  Sincerely,

                                                  HX INVESTORS, L.P.




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